Clifton Star Resources Inc.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated March 5, 2009 with regards to Clifton Star’s Registration Statement Amendment #2 on Form 20-F/A filed on February 5, 2009.

Comment Number	Page	Response

1		The Company’s 20-F Annual Report for the year ended June 30, 2008 has now been filed on EDGAR.

2		The current amendment has been updated with the most recent information available.

3	3-11	The telephone number has been revised.

4	14, 27, 33	The disclosure regarding payments due has been revised.

5.	8-10	The Risk Factor has been revised

6	14	The text has been revised.

7	14	The text has been revised

8		The duplicate disclosure has been removed.

9	33	The text has been revised

10	45	The table has been amended to reflect that it does not contain the payment and expenditures due under the option agreements.

11	48	The other compensation reference has been deleted. Table No. 8 has been revised to reflect all compensation paid to officers and directors.

12	48	The disclosure regarding consulting fees has been revised.

13	63-64	The text has been revised to include the amounts required to be expended under the flow-through agreements.

14	66	The text has been revised.

15	67	The index has been revised with additional information regarding the exhibits filed.

16	Exhibits	Additional material contracts have been filed on EDGAR.

17		The Financial Statements have been updated with the most recent statements available.

18	Website	The website is being revised to include the new cautionary language.

Sincerely,

/s/  Harry Miller

Harry Miller

President